UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2022

Commission File Number: 001-40460

KANZHUN LIMITED
18/F, GrandyVic Building,
Taiyanggong Middle Road
Chaoyang District, Beijing 100020
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note
KANZHUN LIMITED (the “Company”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing (the “Listing”) of its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange.
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time, as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). Exhibit 99.1 to this current report on Form 6-K sets forth such new, supplemental and updated information and disclosures as described therein. The disclosures therein supplement, and should be read in conjunction with, the disclosures in the 2021 Form 20-F and other disclosures furnished on this Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Listing Application.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.
As previously disclosed in the 2021 Form 20-F, the Company and certain of its officers and directors have been named as defendants in a putative securities class action filed on July 12, 2021. The action alleges that the Company made false and misleading statements regarding the business, operations and compliance policies in violation of the Section 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In September 2022, with the aid of a mediator, the parties reached a tentative agreement in principle to settle the case, which is a subsequent event after the Company’s interim reporting period ended June 30, 2022. As a result of such tentative agreement in principle to settle, the Company made a provision in its consolidated statements as of and for the six months ended June 30, 2022. For further details, see “Business — Legal Proceedings and Compliance” in Exhibit 99.1 attached to this current report on Form 6-K and the Company’s unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2022 attached to this current report on Form 6-K as Exhibit 99.2, including Note 17 thereto, which reflect the provision made as described above.
On October 9, 2022, the Company appointed Mr. Yusheng Wang as an independent director and a member of the audit committee of its board of directors, effective immediately. For further details, see Exhibit 99.3 to this current report on Form 6-K.

Exhibit Index
Exhibit 99.1 —  KANZHUN LIMITED Supplemental and Updated Disclosure
Exhibit 99.2 —
Unaudited Condensed Consolidated Financial Statements of KANZHUN LIMITED as of and for the Six Months Ended June 30, 2022

Exhibit 99.3 — Appointment of New Independent Director and Audit Committee Member

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KANZHUN LIMITED
By:
/s/ Yu Zhang

Name:
Yu Zhang

Title:
Director and Chief Financial Officer

Date: October 11, 2022